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                                                                    EXHIBIT 99.1

February 28, 1999

Patriot American Hospitality, Inc.
1950 Stemmons Freeway, Suite 6001
Dallas, Texas 75207
Attn.:  William W. Evans III

Wyndham International, Inc.
1950 Stemmons Freeway, Suite 6001
Dallas, Texas 75201
Attn.: Leslie Ng

Ladies and Gentlemen:

Reference is made to (i) that certain letter agreement (the "Standstill Agreement") dated December 14, 1998 between Patriot American Hospitality, Inc. and Wyndham International, Inc. (collectively, the "Companies") and UBS AG, London Branch (acting through its agent Warburg Dillon Read LLC, "UBS-LB"), (ii) that certain letter agreement dated December 22, 1998 between the Companies and UBS-LB (the "Initial Standstill Period Implementation Letter"), (iii) that certain letter agreement dated January 4, 1999 delivered to the Companies by UBS-LB (the "Standstill Period Acknowledgment Letter"), (iv) that certain letter agreement dated December January 29, 1999 between the Companies and UBS-LB (the "Standstill Period Extension Letter") and (v) the Forward Agreement and the Purchase Agreement (each as defined in the Standstill Agreement). Capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them under the Forward Agreement or the Standstill Agreement, as the context shall require.

In consideration of the mutual covenants contained herein and in the agreements referred to above and other good and valuable consideration, the parties hereto agree as follows:

1. Subject to the satisfaction of the Standstill Extension Conditions as set forth and defined in paragraph 2 below, Section 7 of the Standstill Agreement is amended such that the term "February 15, 1999" is replaced by the term "June 30, 1999" (the "Second Standstill Period Extension").

2. The Second Standstill Period Extension contemplated herein shall not be effective unless on or before March 1, 1999, all of the following conditions are satisfied (the "Standstill Extension Conditions"):
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a)   An Acceptable Definitive Agreement shall have been entered into and shall be in full force and effect as of February 28, 1999. The Companies represent and covenant on a continuing basis that none of the transactions contemplated by
(i) the Securities Purchase Agreement dated February 18, 1999 by and among the Investors named therein (the "Definitive Agreement"), (ii) the $1,800,000,000 Senior Credit Facilities Commitment Letter dated February 19, 1999 between the Companies and Chase Securities Inc. or (iii) the $650,000,000 Increasing Rate Loan Facility Commitment Letter by and among the Companies and Chase Securities Inc. and Bear, Stearns & Co. Inc., or any transactions similar to any of such transactions (including without limitation any transactions identified on a schedule or exhibit to the Definitive Agreement), will be consummated, and that the Companies do not intend to consummate any of such transactions, without completing, on or before June 30, 1999, Item #14 of Exhibit A to the SPA (which provides that a final settlement of the Forward Agreement will be immediately effected with the proceeds from the sale of Shares on the Closing Date upon the receipt of such proceeds, all as contemplated therein). In addition to all of the provisions relating to the termination of the Standstill Period, including without limitation the provisions contained in paragraph (4) herein, the amendment contemplated by paragraph (1) herein shall be void and without effect if at any time such representation and covenant is or becomes untrue or is otherwise breached. In reliance thereon, UBS-LB hereby acknowledges on the date hereof that the Securities Purchase Agreement, dated as of February 18, 1999 (the "Definitive Agreement"), is an Acceptable Definitive Agreement.

b) The Lenders shall have acknowledged that the Subsequent Maturity Extension Conditions have been satisfied, all within the meaning and for the purposes of the Amendment and Restatement as such was set forth in the 8-K issued by the Companies dated January 29, 1999 (the "Amendment and Restatement") and a waiver of the failure of the Companies to have met such Subsequent Maturity Extension Conditions on or prior to February 15, 1999 shall be in full force and effect on the date hereof.

c) Both NationsBank and PaineWebber, in their respective capacities as counterparties to the Companies with respect to the Companies' other forward equity transactions, shall have executed standstill agreements (or amendments thereto) in form and substance reasonably satisfactory to UBS covering the period beginning February 15, 1999, and ending on June 30, 1999 (both dates inclusive), and such agreements shall be in full force and effect on the date hereof.

"Acceptable Definitive Agreement" means a definitive agreement subject only to customary closing conditions, reasonably satisfactory to UBS-LB, between the Companies and one or more parties (the "Other Parties") to consummate a transaction that specifically provides for a Timely Forward Take-Out. A Timely Forward Take-Out means a complete Physical Settlement of all of the Underlying Shares (i.e., cash in an amount equal to the Settlement Amount plus any other amounts that may be owed under the Forward Agreement) with the proceeds of such transaction in a manner reasonably satisfactory to UBS-LB, not later than the earlier of (a) June 30, 1999 or (b) the closing of such transaction.

3. For the avoidance of doubt, the Standstill Period will continue to be subject to immediate termination under the terms and conditions of the Standstill Agreement, including without

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limitation the termination provisions contained in Section 8 therein.  Such termination provisions include Defaults under the Credit Agreement, so that any termination of the Waiver Period under Section 9 of the Amendment and Restatement shall immediately cause a termination of the Standstill Period.

4. In addition to the termination events referred to in paragraph 3 above, the Standstill Period shall immediately terminate:

     (i)    upon the termination of the Definitive Agreement described in
Section 2(a) hereof or if the Companies or any Other Parties shall have publicly announced an intention not to proceed with the transaction contemplated therein or have publicly announced an intention to pursue a substitute transaction that does not provide for a Timely Forward Take-Out, unless the Companies shall at the time of such termination or announcement have already entered into a new agreement meeting the requirements of an Acceptable Definitive Agreement (a "Replacement Definitive Agreement").

     (ii) if at any time the Definitive Agreement or any Replacement Definitive Agreement no longer meets, whether by amendment, waiver or otherwise, the requirements of an Acceptable Definitive Agreement (including without limitation any amendments or waivers that make it less than certain that the Forward Agreement will be completely cash settled with the proceeds of the transaction concurrently with the closing of the transaction or are otherwise materially adverse to UBS-LB),

     (iii) if the Companies fail to obtain shareholder approval for the Definitive Agreement or any Replacement Definitive Agreement at a meeting called for that purpose or

     (iv) either (a) when it has become reasonably certain and, in addition, 2 Business Days have elapsed since UBS-LB has provided written notice to the Companies that it believes that it has become reasonably certain or (b) upon written notice from the Companies to UBS-LB of any event that makes it reasonably certain (which notice the Companies shall be obligated to provide), in both cases that one or more of the conditions precedent to the closing of the Definitive Agreement (or the Replacement Definitive Agreement, as the case may be) will not be satisfied on or prior to June 30, 1999 (unless such condition precedent or condition precedents have already been waived).

5. For the avoidance of doubt, the Companies acknowledge that they are obligated to reimburse UBS-LB for all reasonable fees and expenses of legal counsel arising from the transaction contemplated by the Forward Agreement (including without limitation the preparation and negotiation of all of the letters and agreements referred to in the first paragraph of this letter agreement and all of the letters and agreements referred to in such letters and agreements), whenever incurred, other than the preparation, negotiation and closing of the Purchase Agreement and the Forward Agreement.

6. For the avoidance of doubt, the Companies acknowledge that (i) they will continue to deliver Paired Shares to UBS-LB as required under the Forward Agreement so that the value of all of the Paired Shares held as collateral on any Interim Settlement Date (as measured by the

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closing price on such date) shall be no less than 125% of the Settlement Amount on such date, (ii) every Wednesday shall be an Interim Settlement Date and that the Companies shall deliver the requisite number of Paired Shares on the Friday immediately following such Wednesday, (iii) the Companies shall cure any discrepancy no later than the Business Day immediately following receipt of written notification of such discrepancy by UBS-LB and (iv) failure to meet any of the requirements of this paragraph shall result in an immediate termination of the Standstill Period.

7. For the avoidance of doubt, at any time that the Standstill Period or a successor standstill period is not in effect (whether by termination or by expiration or otherwise), the Companies will pay a penalty for each Exchange Trading Day that UBS-LB is prevented from selling Paired Shares either because a black-out has been imposed by the Companies or because such Paired Shares are not the subject of an effective registration statement (such penalty, a "Daily Black-Out Penalty" and any such Exchange Trading Day, a "Penalty Day"). The amount of such Daily Black-Out Penalty shall vary, depending the number of consecutive Exchange Trading Days that such Daily Black-Out Penalty has been applicable. The amount of the Daily Black-Out Penalty shall be (i) zero for each of the first three consecutive Penalty Days, (ii) $15,000 for each of the next 10 consecutive Penalty Days and (iii) $25,000 for each consecutive Penalty Day thereafter. The amount of any Daily Black-Out Penalty shall be due within 2 Business Days after written notification by UBS-LB of any amounts that are due (the timing of such notification to be any time at UBS-LB's sole discretion on or after the Penalty Day or Penalty Days to which such amount or amounts relate).

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     This letter agreement shall be governed by and construed in accordance with laws of the State of New York without reference to choice of law doctrine.

Sincerely,

UBS AG, London Branch

By:  /s/ Robert Morgan                  By:  /s/ Karen Hayes
     ------------------------------          ------------------------------
Name:    Robert Morgan                  Name:    Karen Hayes
Title:   Managing Director Equities     Title:   Associate Director
Date:                                   Date:    Feb. 26, 99

AGREED TO AND ACCEPTED

Patriot American Hospitality, Inc.

By:  /s/ William W. Evans III
     ------------------------------
Name:    William W. Evans
Title:   President, Chief
          Operating Officer
Date:

Wyndham International, Inc.

By:  /s/ William W. Evans III
     ------------------------------
Name:    William W. Evans
Title:   President, Chief
          Operating Officer
Date:


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